Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3030
Washington, D.C. 20549-5546, USA
United States of America	June 22, 2010
Re:	Siemens Aktiengesellschaft (“the Company”)
Dear Ms. Tillan,
[***] [CONFIDENTIAL PORTION OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT PURSUANT TO COMMISSION REGULATION 17 C.F.R. § 200.83.]

Dated: June 22, 2010	Very truly yours, Siemens Aktiengesellschaft
/s/ Solms U. Wittig
	Name:	Solms U. Wittig
	Title:	General Counsel Corporate & Finance

/s/ Dr. Klaus Moosmayer
	Name:	Dr. Klaus Moosmayer
	Title:	Chief Counsel Compliance

cc:	Ms. Tara L. Harkins Staff Accountant Division of Corporation Finance Securities and Exchange Commission

Mr. Kevin Vaughn Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission

Ms. Cecilia Blye Chief Office of Global Security Risk

Mr. Peter Y. Solmssen Executive Vice President and General Counsel Siemens Aktiengesellschaft

Mr. Michael Garcia, Esq. Kirkland & Ellis LLP

Siemens AG	Wittelsbacherplatz 2	Tel.: +49 (89) 636 00
	80333 Muenchen	Fax: +49 (89) 636 34242
Germany
Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme;
Managing Board: Peter Loescher, Chairman, President and Chief Executive Officer; Wolfgang Dehen, Heinrich Hiesinger, Joe Kaeser, Barbara Kux, Hermann Requardt, Siegfried Russwurm, Peter Y. Solmssen
Registered offices: Berlin and Munich, Germany; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684 WEEE-Reg.-No. DE 23691322